

April 7, 2011

Via E-Mail
Mr. Michael J. Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, New York 10016

> **Re: Fresh Harvest Products, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed: March 10, 2011**
> **File No. 000-51390**

Dear Mr. Friedman:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. To the extent comments below also apply to your Annual Report on Form 10-K that we are concurrently reviewing, please revise your Form 10-K accordingly.

The Purchase Price, page 2

2. We note your disclosure that on March 2, 2011, you issued 150,000 shares of your Series A Preferred Stock to the Seller. We also note that this is convertible into 15,000,000 shares of your common stock, which is the number of shares of common stock due to the Seller under the asset purchase agreement. Please disclose whether the issuance of 150,000 shares of your Series A Preferred Stock to the Seller was in lieu of or in addition to the common stock to be issued to the Seller under the asset purchase agreement. Please also file any agreement with the Seller governing the issuance of this preferred

stock with your next current or periodic report or tell us why you are not required to do so.

Proposal Two – To Ratify the Certificate of Designations, page 14

Conversion, page 14

3. You disclose in Proposal Two that each share of Series A Preferred Stock will automatically be converted into shares of common stock at the then effective Conversion Rate for such share immediately upon your election, subject to the increase in the number of authorized shares of common stock. If known, please disclose whether you expect to make this election immediately after the meeting, subject to approval of Proposal One.

Business of the Company, page 26

History, page 30

4. In the second paragraph under this heading, you disclose that you intend to make the required filings to complete the 2005 merger and that you are working diligently to remediate these issues. Please disclose the steps necessary to complete the merger and remediate the related issues. If known, please also disclose when you expect to complete the merger and resolve these issues.

Principal Holders of Voting Securities, page 33

5. Please revise to include the shares of your Series A Preferred Stock or tell us why it is not appropriate for you to do so.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Clayton Parker
        K&L Gates LLP